January 17, 2013 09:35 ET

Stellar Biotechnologies to Present at Nobel Financial Capital Markets Ninth Annual Equity Conference January 23, 2013

PORT HUENEME, CA--(Marketwire - Jan 17, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or the "Company") (OTCQB: SBOTF) (TSX VENTURE: KLH), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that Darrell Brookstein, the Company's Executive VP of Corporate Development & Finance will present at "NINE"; Noble Financial Capital Markets' Ninth Annual Equity Conference being held at the Hard Rock Hotel in Hollywood, Florida January 22-23, 2013. Mr. Brookstein will discuss Stellar's unique investment merits as the only source for a renewable, sustainable and traceable supply of GMP grade KLH for large drug producers, and provide an overview of the Company's current growth initiatives.

Noble Financial Capital Markets Ninth Annual Equity Conference:

Location: The Hard Rock Hotel and Casino in Hollywood, Florida

Date: Wednesday, January 23, 2013

Time: 1:00PM EST

Webcast Information: At the time of the presentation, a live audio and high-definition video webcast of Stellar's presentation and a copy of the presentation materials will be available on the Company's website at www.stellarbiotech.com, or through the Noble Financial website at: www.noblefcm.com or www.nobleresearch.com/NINE/home.htm.

The Company recommends registering at least 10 minutes prior to the start of the presentation to ensure timely access. The webcast and presentation will also be archived on Stellar's website for 90 days following the event for future viewing.

To learn more about Stellar Biotechnologies and KLH please visit www.StellarBiotech.com and the KLH knowledge base site www.KLHSite.com

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

About Nobel Financial Capital Markets 9th Annual Equity Conference

Public company executive teams with an emphasis on healthcare, technology, defense, and new-media / entertainment sectors. Institutional investors from across North America. Detailed and personalized scheduling and organization. More information: please visit the website at http://www.nobleresearch.com/NINE/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us